WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

May 19, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on May 13, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: *Debra M. Burg*
Debra M. Burg
Authorized Representative

Enclosures

Issued: 13 May 2004

HOLDING IN COMPANY

Marks and Spencer Group plc was notified on 12 May 2004 that, as at 11 May 2004, Legal & General Investment Management was interested in 80,630,319 ordinary shares in Marks and Spencer Group plc, representing 3.56% of the issued share capital of the Company.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867